Exhibit 99.1

For Immediate Release

NORSAT 2016 THIRD QUARTER EARNINGS RELEASE
AND CONFERENCE CALL NOTICE

Vancouver, British Columbia – October 27, 2016 – Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that it will release its financial results for the third quarter 2016 on Thursday, November 3, 2016. Management will hold a conference call on the same day at 8:30 am Pacific time (11:30 am Eastern time) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, and Mr. Arthur Chin, CFO, cordially invite all interested parties to participate in the conference call.

Conference Call Details:

Date:	Thursday, November 3, 2016
Time:	8:30 am Pacific time (11:30 am Eastern time)
Dial-in number:	1-416-764-8658 or 1-888-886-7786
Conference title:	Investor Call - Q3 2016

Please connect approximately 10-15 minutes prior to the beginning of the call to ensure participation.

A digital recording and transcript of the call will be available after the live call at:
http://www.norsat.com/investors/financial-information/conference-call-recordings/

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604-821-2800	Tel: 604-821-2800
Email: achan@norsat.com	Email: achin@norsat.com